UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENDESA, S.A.
(Name of Issuer)
American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)
00029274F1
(CUSIP Number)
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention: Department of Corporate Affairs
+39 06830 52783

Copy to:
Michael Wolfson
Simpson Thacher & Bartlett LLP
One Ropemaker Street
London EC2Y 9HU
+44 207 275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1	Page	2	of	9

1	NAMES OF REPORTING PERSONS: ENEL Società per Azioni

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Italy

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,800,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%+ shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%* underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%* in the aggregate

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
+ Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this Schedule 13D.
* 158,601,597 ordinary shares, nominal value €1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

CUSIP No.	00029274F1	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Enel Energy Europe Società a Responsabilità Limitata

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Italy

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		105,800,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,800,000 shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597* shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597* shares in the aggregate

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.0%+ shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%* underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%* in the aggregate

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
+ Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this Schedule 13D.
* 158,601,597 ordinary shares, nominal value €1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

     This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on March 9, 2007 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and, together with ENEL, the “Reporting Persons”), with respect to their ownership of ordinary shares, nominal value €1.20 each (the “Shares”) of, and American Depositary Shares (the “ADSs”), each representing the right to receive one Share of, Endesa, S.A. (the “Issuer”). Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended to include the following:
     UBS Share Swap Transaction
     On March 13, 2007, EEE and UBS Limited amended the terms of the UBS Share Swap Transaction by entering into an Amended and Restated Share Swap Transaction (the “Amended UBS Share Swap Transaction”). The amendment affects the terms relating to the provision of collateral provided by EEE to UBS Limited. EEE also agreed to provide full collateral cover if EEE elects to extend the maturity of the UBS Share Swap Transaction beyond three months. This summary is qualified in its entirety by reference to the copy of the Amended UBS Share Swap Transaction filed as Exhibit 99.19 to this Schedule 13D.

Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended and restated as follows:

Exhibit	Description

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated

Exhibit	Description

March 9, 2007.[1]

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.3.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.5.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.7.	Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]

99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.[1]

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.[1]

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.[1]

Exhibit	Description

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.[1]

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.[1]

99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.17.	Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007[2].

99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.
1 Previously filed with the Original Schedule 13D.
2 Previously filed with Amendment 1.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2007

ENEL Società per Azioni
By:	/s/ Fulvio Conti
	Name:	Fulvio Conti
	Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata
By:	/s/ Claudio Machetti
	Name:	Claudio Machetti
	Title:	Director